SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

China Lodging Group, Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 Per Share

(Title of Class of Securities)

G21182 103

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G21182 103	Page 2 of 11 Pages

1	Names of Reporting Persons Qi Ji
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 115,002,649
	6	Shared Voting Power 0
	7	Sole Dispositive Power 80,002,649
	8	Shared Dispositive Power 35,000,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 115,002,649
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 47.7%
12	Type of Reporting Person IN

13G

CUSIP No. G21182 103	Page 3 of 11 Pages

1	Names of Reporting Persons Winner Crown Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 80,002,649
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 80,002,649
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,002,649
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 33.2%
12	Type of Reporting Person CO

13G

CUSIP No. G21182 103	Page 4 of 11 Pages

1	Names of Reporting Persons Sherman Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Commonwealth of the Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 80,002,649
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 80,002,649
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,002,649
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 33.2%
12	Type of Reporting Person CO

13G

CUSIP No. G21182 103	Page 5 of 11 Pages

1	Names of Reporting Persons Credit Suisse Trust Limited, as Trustee of the Ji Family Trust
2	Check the Appropriate Box if a Member of a Group (c) ☐ (d) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 80,002,649
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 80,002,649
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,002,649
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 33.2%
12	Type of Reporting Person CO

13G

CUSIP No. G21182 103	Page 6 of 11 Pages

1	Names of Reporting Persons East Leader International Limited
2	Check the Appropriate Box if a Member of a Group (e) ☐ (f) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 35,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 35,000,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.5%
12	Type of Reporting Person CO

13G

CUSIP No. G21182 103	Page 7 of 11 Pages

1	Names of Reporting Persons Perfect Will Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 35,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 35,000,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.5%
12	Type of Reporting Person CO

13G

CUSIP No. G21182 103	Page 8 of 11 Pages

Item 1	(a).	Name of Issuer:

China Lodging Group, Limited

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

No. 2266 Hongqiao Road, Changning District Shanghai 200336, People’s Republic of China

Item 2	(a).	Name of Persons Filing:

		I:	Qi Ji
		II:	Winner Crown Holdings Limited
		III:	Sherman Holdings Limited
		IV:	Credit Suisse Trust Limited, as Trustee of the Ji Family Trust
		V:	East Leader International Limited
		VI:	Perfect Will Holdings Limited

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

		I:	The home address for Qi Ji is:

72 Bayshore Road #24-15 Costa Del Sol, Singapore 469988

		II:	The principal business office for Winner Crown Holdings Limited is:

No. 2266 Hongqiao Road, Changning District Shanghai 200336, People’s Republic of China

		III:	The principal business office for Sherman Holdings Limited is:

The Bahamas Financial Centre Shirley & Charlotte Streets P.O. Box N-3023 Nassau Bahamas

		IV:	The principal business office for Credit Suisse Trust Limited is:

1 Raffles Link, #05-02 Singapore 039393

		V:	The principal business office for East Leader International Limited is:

Room 22 C, Building 5, 118 Long Zi Yun Road Shanghai 200051, People’s Republic of China

		VI:	The principal business office for Perfect Will Holdings Limited is:

c/o Sarasin Trust Company (Singapore) Limited 77 Robinson Road, #31-00 Singapore 068896

Item 2	(c).	Citizenship:

See Item 4 of each cover page.

Item 2	(d).	Title of Class of Securities:

Ordinary Share, par value US$0.0001 per share.

Item 2	(e).	CUSIP Number:

G21182 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

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CUSIP No. G21182 103	Page 9 of 11 Pages

Item 4.	Ownership:

	(a)	Amount beneficially owned:

		I:	Qi Ji beneficially owns all of the ordinary shares reported herein.

		II:	Winner Crown Holdings Limited (“Winner Crown”) owns of record 80,002,649 ordinary shares.

		III:	Sherman Holdings Limited owns all of the equity interests in Winner Crown and is wholly owned by Credit Suisse Trust Limited (“CS Trustee”).

		IV:	CS Trustee owns all the equity interests in Winner Crown. It acts as trustee of the Ji Family Trust of which Qi Ji and his family members are the beneficiaries.

V:

East Leader International Limited (“East Leader”) owns of record: (i) 15,000,000 ordinary shares, over which Qi Ji has voting power pursuant to a power of attorney dated February 25, 2010, and

(ii) 4,000,000 restricted ADSs representing 16,000,000 ordinary shares, 930,000 ADSs representing 3,720,000 ordinary shares and 280,000 ordinary shares held by East Leader, over which Qi Ji has voting power pursuant to a power of attorney dated March 29, 2011.

		VI:	Perfect Will Holdings Limited owns all of the equity interest in East Leader and is wholly owned by Asia Square Holdings Ltd., as nominee for Sarasin Trust Company (Singapore) Limited (“Sarasin Trust”). Sarasin Trust acts as trustee of the Tanya Trust of which Tongtong Zhao, a co-founder and independent director of the Issuer, and her family members are the beneficiaries.

	(b)	Percent of class:

See Item 11 of each cover page.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

		(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

		(iii)	Sole power to dispose or direct the disposition

See Item 7 of each cover page.

		(iv)	Shared power to dispose or direct the disposition

See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

13G

CUSIP No. G21182 103	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

QI JI

By:	/s/ Qi Ji
Name: Qi Ji

WINNER CROWN HOLDINGS LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Sole Director

SHERMAN HOLDINGS LIMITED

By:	/s/ Tang Yang Ping /s/ Mabel Chan
Authorized Signatories, for and on behalf of Bukit Merah Limited as Corporate Director of Sherman Holdings Limited

CREDIT SUISSE TRUST LIMITED

By:	/s/ Tang Yang Ping /s/ Mabel Chan
Authorized Signatories of Credit Suisse Trust Limited as Trustee of The JI Family Trust

EAST LEADER INTERNATIONAL LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

PERFECT WILL HOLDINGS LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

13G

CUSIP No. G21182 103	Page 11 of 11 Pages

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, dated September 6, 2011, among Qi Ji, Winner Crown Holdings Limited, Sherman Holdings Limited, Credit Suisse Trust Limited, East Leader International Limited and Perfect Will Holdings Limited

2	Power of Attorney, dated September 1, 2011, granted by East Leader International Limited

3	Power of Attorney, dated September 2, 2011, granted by Perfect Will Holdings Limited